Exhibit 99.1

European Medicines Agency Grants PRIME Access to ProQR’s Sepofarsen for Leber’s Congenital Amaurosis 10

Access based on positive interim analysis of clinical data as well as preclinical data to date

PRIME designation provides a pathway for frequent and early interactions with the EMA aimed at supporting accelerated evaluation and approval

ProQR believes that the EU will represent an important market for sepofarsen

LEIDEN, Netherlands & CAMBRIDGE, Mass., July 29, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, announced today that its sepofarsen (QR-110) drug candidate, which is being developed for targeting the p.Cys998X mutation in the CEP290 gene for the treatment of Leber’s congenital amaurosis 10 (LCA10), was granted access to the PRIority MEdicines (PRIME) program by the European Medicines Agency (EMA). As of June 2019, less than 30% (54 out of 181) of applications to the PRIME program have been granted access, and only 20% (one out of five) of ophthalmology applications have been granted access.

“The EMA’s decision to grant PRIME access to sepofarsen further highlights the need for truly groundbreaking medicines to treat LCA10 patients, especially considering the rigorous selection process of the program. In their decision, the EMA mentions several points that support providing sepofarsen access to the PRIME program, including the interim safety and efficacy data from our Phase 1/2 clinical trial that demonstrated meaningful improvements in vision with sepofarsen,” stated Daniel A. de Boer, CEO of ProQR. “Looking ahead, our goal is for sepofarsen to reach patients with LCA10 as soon as possible, and access to the PRIME program provides a framework for enhancing our development plans by working closely with the EMA.”

The EMA launched the PRIME program in 2016 to ensure that promising medicines targeting an unmet need have a pathway to accelerate development. The PRIME program is particularly focused on medicines that may provide a therapeutic advantage over existing treatments or that are for indications that currently have no treatment options. To be eligible and accepted for PRIME, a medicine has to demonstrate its potential to benefit patients with unmet medical needs based on early clinical data coupled with non-clinical data. Through PRIME, the EMA offers additional support to medicine developers including early interaction and dialogue. The program is intended to optimize development plans and expedite the review and approval process so that these medicines may reach patients as early as possible.

This is the first EMA PRIME access that ProQR has been granted for its portfolio of RNA product candidates for inherited retinal diseases, based on promising early data from its lead program in LCA10.

About sepofarsen

Sepofarsen is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to restore normal (wild-type) CEP290 mRNA leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About Leber’s Congenital Amaurosis 10

Leber’s Congenital Amaurosis (LCA) is the most common cause of blindness due to genetic disease in children and consists of a group of diseases of which LCA10 is the most frequent and one of the more severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation is the most common. LCA10 leads to early loss of vision, causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.
*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include those relating to our product candidates, including sepofarsen, and the potential thereof, and the intended benefits from the EMA’s PRIME program. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks and uncertainties inherently associated with drug development, including that any one or more of our product candidates will not be successfully developed, approved or commercialized, that we may not realize the intended benefits of the EMA’s PRIME program, including that access to the PRIME program may not result in an expedited development process for any of our product candidates, and the other risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.
Investor Contact:
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LifeSci Advisors
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Media Contact:
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LifeSci Public Relations
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